July 27, 2012

Ellie Bavaria

Special Counsel

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Federative Republic of Brazil

Registration Statement under Schedule B

File No. 333-181500

Filed May 17, 2012

Form 18-K for Fiscal Year Ended December 31, 2010, as amended

File No. 333-06682

Filed September 30, 2011 and May 17, 2012

Dear Ms. Bavaria:

On behalf of the Federative Republic of Brazil (“Brazil” or the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated June 14, 2012, regarding the above-referenced filings of Brazil under Schedule B and on Form 18-K. We set forth below Brazil’s response to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Annual Report on

Form 18-K General

1.	Please update the statistical data included in the annual report because most data is provided as of 2010. We note that you have included updates to the selected economic indicators in amendments to the annual report. However, most of the tables included in the 2010 annual report have not been updated to present 2011 information. Also, provide the 2012 budget data.

Response to Comment 1:

Brazil will amend the disclosure in the Form 18-K to present 2011 information, to the extent that information is available. In addition, Brazil will add the 2012 budget data information in Appendix A to page D-66 of the Form 18-K.

2.	Under an appropriately captioned section, please describe and detail Brazil’s swaps portfolio.

Response to Comment 2:

Immediately following the ninth paragraph under the section captioned “Foreign Exchange Rates and Exchange Controls,” on page D-45, Brazil will insert the following:

“The Central Bank may enter into swap transactions, referenced in benchmark interest rates and foreign currencies, for the purposes of providing foreign exchange hedges for financial institutions and other economic agents in the Brazilian market. The Central Bank does not use swaps as a hedge instrument for its own portfolio. It enters into swap transactions only to diminish volatility in the exchange rate market. In other words, when the Central Bank realizes there are market gaps in the foreign exchange yield curve in Brazil, it announces swap auctions and supplies the demand for this instrument. Therefore, foreign exchange swaps represent an alternative tool to the Central Bank’s spot market intervention. As this instrument has short term maturity (usually no more than three months), is settled in Brazilian reais and there is no obligation to make delivery in foreign exchange, there is no material risk for Brazil.

These swaps are contracted through auctions in the Central Bank’s electronic system and are recorded on the BM&FBovespa stock, futures and commodities exchange, in the form of a standard agreement. In the long positions of these contracts, the Central Bank is on the asset side in a domestic interest rate

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

(represented by the average rate for domestic interbank deposits (DI) for one business day) and on the liability side in foreign currency plus a spread rate, which is a representative interest rate in US dollars. Inversely, in the short positions, the Central Bank is on the asset side in foreign currency plus a spread rate and on the liability side in average rates for domestic interbank deposits (DI). Each contract has a notional value equivalent to US$50,000 and is adjusted daily. The amount of required collateral is stipulated by the BM&FBovespa. The purchase of these contracts by the Central Bank are known in the financial market as exchange swaps, and the selling operations are identified as reverse exchange swaps.

After not engaging in reverse exchange swaps in 2010, the Central Bank resumed reverse exchange swaps in January 2011. The Central Bank’s net exchange rate exposure was R$-26.2 billion in 2006; R$-39.6 billion in 2007; R$27.8 billion in 2008; R$0.0 (zero) in each of 2009 and 2010 (when no inverted swaps were sold); and R$-3.0 billion in 2011. These figures are presented as assets when the value is positive and as liabilities when the value is negative. The Government does not believe swap transactions in these volumes present a material risk. These are the only swap transactions of the Central Bank during this period. The Central Bank does not enter into interest rate swaps.”

3.	Under an appropriately captioned section, please describe various matters that would appear material to investors regarding Brazil’s financial and economic outlook. This section should discuss issues including, but not limited to, the economic impact of the worldwide slowdown, highlighted by the ongoing debt concerns in Europe, as well as Brazil’s wide wealth disparity, high crime rate, and environmental issues.

Response to Comment 3:

Brazil will amend the disclosure in the Form 18-K. Please see Appendix B.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Federative Republic of Brazil, page 2

4.	For the external funded debt table, please delineate the fixed and floating interest rates by currency.

Response to Comment 4:

Brazil will amend the disclosure. Please see Appendix C.

5.	The footnote to the external funded debt table states that Brazil has additional external funded debt in the amount of $9.9 billion as of 2010. Please detail these debts in the table.

Response to Comment 5:

Brazil will amend the disclosure. Please see Appendix C.

Exhibit D

Area and Population, page D-9

6.	Please provide statistics regarding the age distribution of the population as well as the average age of the population.

Response to Comment 6:

Brazil will amend the disclosure in Exhibit D to the Form 18-K. Please see Appendix D.

Gross Domestic Product, page D-19

7.	Please include the base values for the classes, activities and sectors identified in Tables 5 and 6.

Response to Comment 7:

Brazil will amend Table 5 in Exhibit D to the Form 18-K. Please see Appendix E. Table 6 reflects year-over-year growth or decline, and as such there is no base value.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Foreign Exchange Rates and Exchange Controls, page D-45

8.	The third to last paragraph states that Brazil’s Central Bank has sold “inverted swaps” at “net market value.” Please clarify the meaning of “net market value.” Please note if “net market value” refers to either the value of the swap or the notional value of the swap.

Response to Comment 8:

Brazil will replace the sixth paragraph on page D-45 of Exhibit D to the Form 18-K with the following disclosure, to clarify the Central Bank’s exposure under its swap transactions:

“On February 2, 2005, the Central Bank began offering swaps that were the reverse of those it had previously been offering. Under the new inverted swaps, the Central Bank is to make Over/Selic rate payments in exchange for U.S. dollar payments. These swaps are intended to hedge foreign exchange risk. The Central Bank’s net exchange rate exposure was (R$-26.2 billion in 2006; R$- 39.6 billion in 2007; R$27.8 billion in 2008; R$0.0 (zero) in each of 2009 and 2010 (when no inverted swaps were sold); and R$-3.0 billion in 2011. These figures are presented as assets when the value is positive and as liabilities when the value is negative. These are the only swap transactions of the Central Bank during this period. The Central Bank does not enter into interest rate swaps.”

2011 Budget, page D-64

9.	Table No. 25 lists, among other things, the total revenues received by the Federal Government. Please identify the subcategories that comprise the “administrative revenue,” “other revenues” and “social security receipts” categories.

Response to Comment 9:

Brazil will add the information in the table attached as Appendix F to Table No. 25 on page D-64 of Exhibit D to the Form 18-K, to provide further disclosure with respect to the subcategories of “administrative revenue,” “other revenues” and “social security receipts”.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Tables and Supplementary Information, page D-80

10.	Please provide the interest rate, issue date and final maturity date for each issuance of debt.

Response to Comment 10:

Brazil will add on page D-81 of Exhibit D to the Form 18-K the table attached as Appendix G, to provide additional disclosure with respect to the interest rate, issue date and final maturity date for each issuance of debt. The amounts have been adjusted to December 31, 2011.

Exhibit Q to Amendment No. 4 to Annual

Report Recent Development, page 2

11.	The general inflation index (IGP-DI) and the consumer price index (IPCA) have differed by several percentage points over the period of time presented. Please provide an explanation as to why this difference exists.

Response to Comment 11:

Brazil will add the following disclosure in the discussion of inflation starting on page D- 23 of Exhibit D to the Form 18-K to clarify the differences between IPCA and IGP-DI:

“The IPCA index, which measures consumer prices, is the official reference for the Brazilian inflation targeting regime. A different alternative inflation index used widely in the Brazilian market is the IGP-DI, an index calculated by the Fundação Getulio Vargas (FGV), a private educational institution and think tank. The indices differ in relation to their calculation methodology, scope, target population and set of products and services. While IPCA measures consumer prices, the IGP-DI has a hybrid composition (three subcomponents with the following weights: 60% wholesale, 30% retail and 10% civil construction). As a result of the differences in composition between the two inflation indices, the rates may differ significantly in any time period, depending primarily on variations in wholesale price levels and civil construction costs, which are included in the IGP-DI but not in the IPCA.”

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Foreign Investment, page 5

12.	Please detail the maximum penalties that individuals and Chevron may incur as a result of the oil spill incident.

Response to Comment 12:

Brazil will add the following disclosure in of Exhibit D to the Form 18-K with respect to penalties related to the Chevron oil spill incident:

“On March 21, 2012, criminal charges were filed against Chevron Brasil Upstream Frade Ltd. (a Brazilian subsidiary of Chevron Corporation), the drill-rig operator Transocean Brazil and seventeen employees of these companies concerning an oil spill in November 2011 at the Frade field in the Campos Basin, in the Atlantic Ocean off the coast of the state of Rio de Janeiro. Brazilian authorities ordered certain officers of these companies, some of whom are not Brazilian citizens, to surrender their passports and remain in Brazil during the criminal investigation. These companies and individuals have been indicted for environmental crimes and damage to public property due to the oil spill. Chevron has already been fined nearly R$60 million for the oil spill incident by the ANP and the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or IBAMA), the enforcement agency of the Brazilian Ministry of the Environment. Prosecutors at the Federal Public Ministry are pursuing a R$20 billion fine against Chevron for social and environmental damages caused by the November oil spill. The CEO of Chevron’s Brazilian subsidiary and three other employees have also been charged with obstructing the actions by Brazil’s supervisory authority and for misrepresentation by altering documents submitted to public authorities. According to the Federal Public Ministry, if convicted, the CEO could be sentenced to 31 years and 10 months in prison.

In March 2012, a separate leak was discovered near Chevron’s facilities in the Campos Basin, approximately three kilometers from the site of the first leak. Prosecutors at the Federal Public Ministry are pursuing an additional R$20 billion fine against Chevron for social and environmental damages caused by the second oil spill, and have also demanded immediate suspension of Chevron’s activities at the Frade fields and prohibited the remittance of Chevron’s profits abroad.

Investigations into the incidents remain ongoing, and Brazilian authorities have confirmed that Chevron could face additional penalties for its role in the spills. In addition, Chevron could be barred from future oil development activities in Brazil.”

*    *    *    *    *

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Brazil hereby acknowledges that:

•	Brazil is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Brazil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 942-5082, to discuss this letter.

Sincerely,

/s/ Gregory Harrington
Gregory Harrington

cc:	Otavio Ladeira de Medeiros

Federative Republic of Brazil

Secretary of the National Treasury

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

APPENDIX A

“On January 19, 2012, President Rousseff signed Annual Budget Law No. 12,595, or LOA (Lei Orçamentária Anual), for 2012. The primary balance target was set at a R$139.8 billion surplus, an amount that may be reduced by up to R$25.6 billion of PAC expenses. However, the Government has no current plans to exercise this surplus reduction.

On February 15, 2012, the Government announced a R$55 billion reduction in budget spending for 2012 as part of an annual fiscal exercise designed to limit inflation and signal the Government’s commitment to austerity. The spending reduction is expected to allow the Government to achieve its primary balance target without reducing public investment. On March 20, 2012, the amount budgeted for spending was further reduced by R$369 million.

On April 13, 2012, the Government sent Congress a draft of the 2013 Budget Guideline Law. According to the draft, the Government projects a 7.3% increase in the monthly minimum wage (which automatically increases under current law to adjust for inflation and GDP growth), from R$622 to R$667.75 in 2013. This minimum wage increase is projected to result in an additional R$17.2 billion of Social Security costs, as Social Security payments are tied to the minimum wage. The draft also anticipates the continuance of certain programs that the Government has identified as priorities. These programs include the “Brazil Without Poverty” (Plano Brasil Sem Miséria) program and the “Growth Acceleration Program” (Programa de Aceleração do Crescimento), the latter of which also includes the “My House, My Life” (Minha Casa, Minha Vida) program. The projected nominal primary balance target in the draft is R$155.9 billion for 2013 (approximately 3.1% of projected GDP). The Government also projects a reduction in Brazil’s public sector net debt, which is expected to fall to 27.4% of GDP by 2015 (versus 60.4% of GDP in 2002). The macroeconomic assumptions used to prepare the draft set the annual inflation rate at 4.5% for each of the years 2013, 2014 and 2015. The projected SELIC interest rate is expected to reach 9% in 2013, 8.5% in 2014 and 8% in 2015. The Government projects GDP growth of 4.5% for 2012 and 5.5% for 2013.”

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

APPENDIX B

As a new subsection under the section captioned “The Brazilian Economy” on page D-32, the Republic will insert the following disclosure:

“Other Economic Factors

The Brazilian economy has shown strong macroeconomic stability over recent years. The Government uses several instruments to maintain and modify the pace of the economy, as it deems necessary. For example, to counteract the effects of the international financial crisis and the European crisis, the Central Bank implemented an expansionary monetary policy. At its meeting on May 30, 2012, COPOM lowered the Selic interest rate to 8.5%.

Acting in conjunction with Brazil’s monetary policy goals, the Government has supported the economy by pursuing a responsible and sustainable fiscal regime. In each year from 2000 through 2011, the Government achieved its fiscal primary balance target, with fiscal primary balances of R$88.1 billion (3.3% of GDP) in 2007, R$103.6 billion (3.4% of GDP) in 2008, R$64.8 billion (2.0% of GDP) in 2009 (a reduction due to the international financial crisis), R$101.7 billion (2.70% of GDP) in 2010 and R$128.7 billion (3.11% of GDP) in 2011. In 2009 and 2010, the international financial crisis added uncertainty to the budget and economic policy guidance for those years. The Government believes that the impact of the crisis was limited because of the high level of diversification in the Brazilian economy.

Should the current European crisis deepen, the Government forecasts that the most likely impact on the Brazilian economy would be an increase in short-term volatility and greater risk aversion, but believes that Brazil is well positioned to address the impact of further deterioration in other economies. Brazil’s labor market continues to be robust, supporting domestic demand, and Brazil has not experienced difficulty funding its balance of payments.

In 2011, Brazil registered a trade surplus of approximately U.S.$29.8 billion, compared to a trade surplus of approximately U.S.$20.1 billion in 2010. Exports in 2011 totaled U.S.$256 billion, a 26.8% increase over 2010, while imports totaled U.S.$226.2 billion, a 24.5% increase over 2010. Despite the trade surplus, the current account registered a deficit of approximately U.S.$52.5 billion in 2011, compared to a deficit of approximately U.S.$47.3 billion in 2010. The current account deficit has been offset by inflow trough the capital-financial account, leading to a balance of payments surplus of approximately U.S.$58.6 billion in 2011, compared to a surplus of approximately U.S.$49.1 billion in 2010. In June 2012, as part of a larger bilateral trade

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

agreement Brazil and China entered into a preliminary local currency (yuan/real) swap agreement, which would allow each of the two nations’ central banks to access the other country’s central bank of up to 190 billion yuan (or R$60 billion) to boost financial reserves. This arrangement could eventually include other emerging market countries.

In addition, if the international financial crisis intensifies, the Government believes that there is still a reasonable space for economic policy actions in light of the current strength of the Brazilian economy. Since the beginning of the international financial crisis, Brazil has pursued economic policies that would reduce the potential impact of a new economic-financial crisis. In this regard, the Government has combined its inflation targeting with some additional measures (such as financial stability) and deployed additional tools (including prudent regulation). The Brazilian banking/financial sector is also healthy as a result of robust regulation and supervision by the Central Bank.

Brazil is currently fiscally sound, with the public sector net debt/GDP ratio at a level of 35% of GDP and on a downward trend. Brazil also believes that its level of international reserves (U.S.$373.9 billion at June 29, 2012) would act as a key factor to sustained growth in a turbulent world economy. The Central Bank and the Ministry of Finance are also prepared to adopt additional measures to protect the Brazilian economy from a new global crisis, including reducing the Selic rate, reducing bank reserve requirements, selling international reserves or offering foreign exchange swaps.

The Government believes that there are two main channels that could transmit turmoil from Europe to other countries: trade and financial links. The most salient Brazilian trade link is via exports to Europe and the rest of the developed world. Overall, the Government believes that Brazilian export markets are relatively well positioned. In terms of financial links, the closely integrated global financial system financial shocks can transmit quickly through capital flows. Brazil’s net foreign direct investment (FDI) and private portfolio flows into growth markets have been firmly positive over the past decade. A reversal of foreign investment flows would also have ramifications for foreign exchange funding of Brazil’s local banking systems. So far local banks remain well positioned to react to adverse economic conditions, with relatively high ratios of liquid assets to short-term liabilities and few assets in Europe.

Monetary policy can limit crisis transmission through both trade and financial channels. As a result of the international financial crisis since 2008, most central banks in growth and emerging markets are more experienced and better positioned to deal with external uncertainty. Foreign exchange reserves provide monetary authorities with the capacity to defend their currencies from the impact of capital flight and to ease foreign currency funding difficulties in their banking systems. With the Central Bank’s significant international currency reserves, the Government believes that Brazil will be protected from potential capital account stresses.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Capital controls are another tool that could play an important role in limiting the transfer to Brazil of financial shocks from other economies. To encourage capital flows, Brazil could remove the restrictions on inflows that were imposed last year (for example, the Republic can revise the financial transactions tax (IOF) on foreign fixed income investments, should its capital inflows evaporate and its currency weaken sharply).

Social stresses have also been reduced in Brazil as a result of the country’s decreasing social inequalities. While the gap between Brazil’s wealthiest and poorest citizens remains significant, the gap between the highest and lowest social levels has decreased substantially during recent decades. Stabilization of the economy, through lower inflation levels, has given more purchasing power to the poor. The Gini Index measured by the World Bank shows that Brazil´s index decreased from 59.8 in 1999 to 54.7 in 2009. Also, Brazil is implementing a set of structured and nationwide social policies, focused on civil rights and the reduction of poverty and inequality. The results of these social policies have advanced Brazil’s efforts to achieve the goals established by the United Nations Organization (UNO) for the Millennium Development Goals. The Brazilian goal was to reduce extreme poverty by 2015 to one fourth of that observed in 1990. New extreme poverty estimates show that this goal was achieved in 2007, and was surpassed in 2008 when the extreme poverty rate reached 4.8%, less than a one fifth of the 25.6% rate in 1990. If this rate is maintained, extreme poverty in Brazil will be largely eradicated by 2014.

Reduction of the crime rate is a Government priority, with safety measures being undertaken together with measures addressing health, education and social inclusion. Government platforms usually include safety actions (to both prevent and address violence), and authorities are aware of the challenge of overcoming the problems related to crime, violence and drug trafficking in order to fulfill the country’s goals of social and homeland security. The Government is addressing social inclusion as a means of reducing poverty and inequality, which contributes, in some measure, to combating structural violence.

As the country prepares to host important international events such as the 2014 World Cup and the 2016 Olympic Games, Brazil has taken measures to improve security rates. One example are efforts to pacify crime-ridden neighborhoods, especially those in the state of Rio de Janeiro. The “Favela Pacification Program” was begun in and by the state of Rio de Janeiro at the end of 2008 and is now in full implementation, as Rio de Janeiro seeks to regain control of “favelas”—poor communities dispersed throughout the state. The program created Police Pacification Units (Unidades de Polícia Pacificadora

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

or “UPPs”) and involves sending specially trained police forces into high crime areas to reclaim communities from drug traffickers and private militias, to establish a new security model in these areas and allow public services to function. Violent crime has dropped significantly in the 23 areas where UPPs have been implemented.

The Ministry of Justice has presented its strategic security plan for the 2014 World Cup to the public security secretariats of the 12 Brazilian states that will host World Cup games and to the Local Organizing Committee of the event. The strategic security plan provides an action program for all police, security, civil defense and public service forces for the World Cup. The objective of the action program is to integrate institutions and therefore provide an example for future Brazilian security policies.

Created in August 2011, in the structure of the Ministry of Justice, the Special Secretariat of Major Events Security will integrate public security police forces and civil defense in the country. This Secretariat is responsible for the coordination and implementation of security actions of the 2014 World Cup and other events (Day of Youth, the Confederations Cup, the 2016 Olympics and 2016 Paralympics), and coordinated the preparation of the strategic plan, in conjunction with the three levels of government (federal, state and municipal) and with the General Management of the Local Organizing Committee of the World Cup.

Also, the Ministry of Justice is responsible for the National Public Security Plan (Plano Nacional de Segurança Pública), a program that promotes actions aimed at strengthening the country’s borders, the fight against drugs, the fight against criminal organizations, the improvement of the prison system, the strengthening of public security for major events, the creation of the National System of Information on Public Security and the reduction of violent crime rates. As a part of this Plan, in June 2012 the Ministry of Justice implemented the Safer Brazil Program (Programa Brasil Mais Seguro). The pilot for this Program was implemented in the state of Alagoas for actions to combat crime. The state will receive from the Government approximately R$25 million in investments. The funds will be forwarded to the justice system, the Federal Police and the Federal Road Police, and will be used to acquire equipment, provide training and improve policing techniques, as well as to install fixed and mobile video surveillance databases.

Despite the fact that high crime rates may have a negative impact on the economy, elevating law enforcement costs (including imprisonment), the Government does not believe that Brazil’s crime rates represent a material concern in terms of the country’s financial and economic outlook.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Environmental concerns are also a part of the Government’s agenda. Since the United Nations Conference on Environment and Development was held in 1992, sustainable development has been at the core of Brazilian foreign policy. On June 19, the final outcome document of the United Nations Conference on Sustainable Development—Rio +20 (title, “The future we want”) was distributed to foreign delegations by the Brazilian Government. The objective of the conference was to renew political commitment to sustainable development, through the assessment of progress and gaps in the implementation of decisions made at the major summits held on the subject, and through the discussion of new and emerging issues.

Guided by the premise that economic growth can be reconciled with the sustainable use of natural resources, over the past four decades Brazil has increased its efforts in the environmental area, aiming at ensuring long-term sustainable development. Today, the country is a key player in the global environmental agenda and an active member of important multilateral environmental agreements. Brazil also boasts one of largest reserves on the planet of tropical rainforest and freshwater biodiversity and one of the cleanest energy matrices in the industrialized world, with 46% of all power generated from renewable sources. It is also the world’s leading producer of sugarcane ethanol.

The efforts of the Brazilian government to address the sustainable development of the nation’s biomes has centered on combating deforestation, promoting the recovery and rational use of biological diversity, and expanding protected areas. These objectives have been pursued through the following strategies: coordination of specific policies for each biome, creation of spaces for the participation of society, institutional reform of the forest sector, and expanded interpretation of the concept of biodiversity.

On May 25, 2012, President Rousseff vetoed 12 articles of the forest bill approved one month earlier by Congress, aiming at updating the Forest Code (Código Florestal Brasileiro), originally established in 1965. The new Forest Code has been an attempt to reach a compromise for farmers and environmentalists. Rousseff must now send the bill back to Congress, which could override her vetoes with an absolute majority, meaning over 50 percent of the membership. Brazil’s Forest Code will continue to require that growers maintain forest coverage equating to 20 percent of the farming area in much of the southeast, 35 percent in Savannah areas and 80 percent in the hot and humid Amazon. The new code will soften the requirements of the original law by allowing separate mandatory coverage of hilltops and riversides to count toward this coverage and enable those who cleared land to lease forested land nearby as a substitute.”

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Page 15 2

APPENDIX C

Brazil will add the following tables to paragraph 2 on page 2.

External funded debt of the registrant

(millions of currency of denomination)

	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
I) External Funded Debt by Type of Currency(1)
Repayable in U.S. Dollars	$35,306	$33,003	$33,998	$30,872	$30,054
Repayable in Japanese Yen	¥62,050	¥53,004	¥41,674	¥34,529	¥27,400
Repayable in Euro(2)	€3,927	€3,917	€3,551	€2,982	€2,144
Repayable in Brazilian Real	BRL 10,187	BRL 10,187	BRL 10,187	BRL 11,165	BRL 11,165
IMF Special Drawing Rights (SDRs)	—	—	SDR 2,887	SDR 2,887	SDR 2,887
II) External Funded Debt by Type of Interest Rate (In $ Equivalent)
Floating Rate	11,213	11,151	9,195	9,794	7,993
Fixed Rate	47,778	43,222	45,584	42,094	39,229

Total	58,991	54,373	54,779	51,888	47,222

(1)	All amounts in millions. Includes debt incurred by the Central Bank of Brazil (Banco Central do Brasil, or “Central Bank”). Such entities have funded debt payable to the World Bank and IDB, denominated primarily in U.S. Dollars, which totaled US$3.6 billion in 2011 and which is included in the tables above.
(2)	All outstanding debt denominated in Deutsche Marks is repayable in euros.

Source: Central Bank

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Page 16 2

External funded debt of the registrant

	millions of currency of denomination
	As of December 31, 2011 Type of Interest Rate
	Floating Rate	Fixed Rate	Total
Repayable in U.S. Dollars	3,237	30,460	33,697
IDB	2,576	441	3,017
IBRD (World Bank)	626	0	626
Others	35	30,019	30,054
Repayable in Japanese Yen	24,683	2,717	27,400
Repayable in Euro	3	2,144	2,146
Repayable in Brazilian Real	0	11,165	11,165
IMF Special Drawing Rights (SDRs)	2,887	0	2,887

*	All amounts in the currency of denomination (millions). Includes debt incurred by the Banco Central do Brasil (Central Bank of Brazil).
**	All outstanding debt denominated in Deutsche Marks is repayable in euros.

Source: Central Bank

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

APPENDIX D

Brazil will replace the third paragraph under the section captioned “Area and Population” on page D-9 with the following disclosure:

“According to the demographic census conducted by the IBGE in 2010, Brazil had an estimated population of 190.7 million that year. The average age of the Brazilian population, as reported by IBGE in its 2010 Population Census, was 32.1 years. The following table sets forth the age distribution of the Brazilian population as of 2010:

Brazilian Population Distribution by Sex, According to Age Groups

Age	Number of Men	Percentage of Men	Number of Women	Percentage of Women
0 - 4 years	7,016,987	3.7%	6,779,172	3.6%
5 - 9 years	7,624,144	4.0%	7,345,231	3.9%
10 - 14 years	8,725,413	4.6%	8,441,348	4.4%
15 - 19 years	8,558,868	4.5%	8,432,002	4.4%
20 - 24 years	8,630,227	4.5%	8,614,963	4.5%
25 - 29 years	8,460,995	4.4%	8,643,418	4.5%
30 - 34 years	7,717,657	4.0%	8,026,855	4.2%
35 - 39 years	6,766,665	3.5%	7,121,916	3.7%
40 - 44 years	6,320,570	3.3%	6,688,797	3.5%
45 - 49 years	5,692,013	3.0%	6,141,338	3.2%
50 - 54 years	4,834,995	2.5%	5,305,407	2.8%
55 - 59 years	3,902,344	2.0%	4,373,875	2.3%
60 - 64 years	3,041,034	1.6%	3,468,085	1.8%
65 - 69 years	2,224,065	1.2%	2,616,745	1.4%
70 - 74 years	1,667,373	0.9%	2,074,264	1.1%
75 - 79 years	1,090,518	0.6%	1,472,930	0.8%
80 - 84 years	668,623	0.4%	998,349	0.5%
85 - 89 years	310,759	0.2%	508,724	0.3%
90 - 94 years	114,964	0.1%	211,595	0.1%
95 - 99 years	31,529	0.0%	66,806	0.0%
Over 100 years	7,247	0.0%	16,989	0.0%

Source: IBGE

IBGE also estimates that the population is currently growing at a rate of 1.17% per year. Approximately 160.9 million people, or 84.4% of the population, live in urban areas. According to the 2010 Census, the largest cities in Brazil were São Paulo

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

and Rio de Janeiro, with estimated populations of 11.2 million and 6.3 million, respectively. Other cities with populations in excess of one million were Brasília, Belém, Belo Horizonte, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife and Salvador. The States with the largest GDP in Brazil, São Paulo, Rio de Janeiro and Minas Gerais, had populations in excess of 41.2 million, 15.9 million and 19.5 million, respectively.”

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

APPENDIX E

Brazil will replace Table 5 on page D-19 with the following tables:

Table No. 5A

Participation of Classes and Activities in Value Added at Current Prices

	2006	2007	2008	2009	2010	2011
Agriculture	4.7%	4.8%	5.0%	4.9%	4.5%	4.7%
Industry	24.7%	23.9%	23.7%	23.1%	24.0%	23.5%
Mining. Oil and Gas	2.5%	2.0%	2.8%	1.6%	2.5%	3.5%
Manufacturing	14.9%	14.6%	14.2%	14.4%	13.9%	12.4%
Construction	4.1%	4.2%	4.2%	4.5%	4.8%	4.9%
Public Utilities	3.2%	3.1%	2.7%	2.7%	2.8%	2.6%
Services	56.5%	57.3%	56.3%	58.3%	57.0%	57.1%
Retail Services	9.9%	10.4%	10.7%	10.8%	10.7%	10.8%
Transportation	4.2%	4.1%	4.3%	4.1%	4.3%	4.4%
Communications	3.3%	3.3%	3.2%	3.1%	2.8%	2.6%
Financial Services(1)	6.2%	6.6%	5.8%	6.2%	6.4%	6.3%
Other Services	12.4%	12.2%	12.0%	12.7%	12.3%	12.4%
Rental Services	7.4%	7.3%	6.9%	7.2%	6.7%	6.7%
Government(2)	13.1%	13.3%	13.4%	14.1%	13.9%	13.9%
Value Added at Basic Prices	85.9%	86.0%	85.1%	86.3%	85.6%	85.2%
Taxes	14.1%	14.0%	14.9%	13.7%	14.4%	14.8%
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
(1)	Financial intermediation. complementary social security and related services.
(2)	Includes Public Education, Health and Administration.

Sources: IBGE.

Table No. 5B

Participation of Classes and Activities in Value Added at Prices of 1995

	2006	2007	2008	2009	2010	2011
Agriculture	5.8%	5.7%	5.8%	5.6%	5.5%	5.6%
Industry	22.3%	22.1%	21.9%	20.7%	21.3%	21.0%
Mining. Oil and Gas	0.9%	0.9%	0.9%	0.8%	0.9%	0.9%
Manufacturing	14.6%	14.5%	14.2%	13.0%	13.3%	13.0%
Construction	4.3%	4.2%	4.4%	4.3%	4.5%	4.5%
Public Utilities	2.3%	2.3%	2.3%	2.3%	2.3%	2.4%
Services	59.1%	59.1%	59.0%	60.4%	59.3%	59.3%

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Retail Services	9.7%	9.9%	9.9%	9.9%	10.2%	10.2%
Transportation	3.8%	3.8%	3.9%	3.7%	3.8%	3.8%
Communications	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Financial Services(1)	7.3%	8.0%	8.5%	9.2%	9.4%	9.5%
Other Services	14.2%	14.0%	13.9%	14.4%	13.8%	13.8%
Rental Services	8.6%	8.5%	8.2%	8.4%	8.0%	7.9%
Government(2)	13.9%	13.4%	12.9%	13.3%	12.6%	12.6%
Value Added at Basic Prices	87.0%	86.8%	86.5%	86.4%	85.9%	85.7%
Taxes	12.9%	13.1%	13.4%	13.4%	14.0%	14.2%
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Financial intermediation, complementary social security and related services.
(2)	Includes Public Education, Health and Administration.

Sources: IBGE.

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

APPENDIX F

Brazil will add the following tables on page D-65 of the Form 18-K:

“The following table includes the subcategories of the Government’s total revenues:

	2009	2010	2011
PRIMARY REVENUE
Annual Data Performed (R$ million)
Primary Revenue /1
1. TOTAL REVENUE	739,304.5	919,773.3	990,406.1
1.1. Treasury Revenues	555,053.8	705,297.4	741,296.7
1.1.1 Gross Revenue	569,846.0	719,530.9	757,428.7
Taxes	258,170.3	296,455.4	355,892.6
Income tax (IR)	191,596.5	208,201.3	249,818.4
Personal income tax (IRPF)	14,840.3	17,253.6	21,973.4
Corporate income tax (IRPJ)	84,520.6	89,101.1	104,054.4
Withheld income tax (IRRF)	92,235.6	101,846.6	123,790.5
Withheld income tax—Wages	52,176.6	59,823.6	68,825.1
Withheld income tax—Capital	22,927.0	24,184.8	34,253.6
Withheld income tax—International	10,656.5	11,298.6	13,402.2
Withheld income tax—Other	6,475.4	6,539.5	7,309.7
Industrialized Products Tax (IPI)	30,752.6	39,990.5	46,917.9
IPI—Tobacco	3,314.0	3,704.6	3,743.7
IPI—Beverages	2,291.1	2,419.4	2,829.6
IPI—Automobiles	2,053.7	5,672.0	6,978.0
IPI—Import-related	8,409.7	11,321.0	13,735.6
IPI—Other	14,684.1	16,873.5	19,631.0
Tax on Credit Operations, Exchange and Ins. (IOF)	19,243.3	26,601.2	31,807.2
Import Tax (II)	16,091.9	21,119.0	26,734.3
Other	486.0	543.3	614.9
Social Contributions	212,514.0	249,829.5	285,659.5
Contribution to Social Security Financing (COFINS)	117,886.0	139,689.6	158,078.6
Provisional Cont. on Financial Operations (CPMF)	284.8	119.0	145.2
Social Cont. on Net Corporate Profits (CSLL)	44,236.7	45,928.3	58,127.1
Cont. on Intervention in Econ Domain (CIDE) Fuels	4,828.4	7,738.2	8,924.1
Cont. to the Social Integration Program (PIS/Pasep)	31,755.4	40,547.7	41,844.1
Education-Salary (social contribution for education)	9,588.9	11,049.2	13,115.5
Other	3,933.8	4,757.4	5,425.0
Other	99,161.7	173,246.1	115,876.7
Contribution to Civil Service Social Security (CPSS)	9,239.8	10,442.9	11,317.1
Financial Compensation Quotas	19,412.0	24,420.7	29,585.6
Directly Collected	23,533.7	27,362.6	32,943.1

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Concessions	3,091.4	1,158.4	3,938.3
Dividends	26,683.0	22,414.5	19,962.4
Oil Exploration Cession	—	74,807.6	—
Other	17,201.7	12,639.4	18,130.3
1.1.2. (-) Restitutions	(14,737.4)	(14,134.9)	(15,858.2)
1.1.3. (-) Fiscal Incentives	(54.8)	(98.6)	(273.9)
1.2. Social Security Revenues	182,008.4	211,968.4	245,891.9
1.2.1. Social Security Revenues—Urban	177,444.3	207,154.0	240,535.9
1.2.2. Social Security Revenues—Rural	4,564.1	4,814.4	5,356.0
1.3. Central Bank Revenues	2,242.2	2,507.5	3,217.4

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

APPENDIX G

The Republic will add the following table immediately after Table 34 on page D-80:

Table No. 34

External Direct Debt of the Federal Government (1)

Multilateral Organizations
World Bank	0.863%	15-Aug-08	15-Aug-23	USD	4
World Bank	1.563%	15-Aug-09	15-Feb-39	USD	27
World Bank	1.563%	15-Jul-05	15-Jan-22	USD	384
World Bank	1.313%	15-Jan-07	15-Jul-23	USD	1
World Bank	1.313%	15-Jan-06	15-Jul-22	USD	5
World Bank	0.863%	15-Jun-07	15-Dec-22	USD	100
World Bank	0.863%	15-Jun-06	3-Jun-24	USD	20
World Bank	0.813%	15-Dec-08	13-Jan-41	USD	8
World Bank	0.813%	15-Dec-09	22-Jun-40	USD	1
World Bank	0.813%	15-May-10	15-May-40	USD	0
World Bank	0.813%	15-Jul-04	3-Nov-20	USD	63
World Bank	7.000%	15-Mar-00	15-Mar-13	USD	4
World Bank	0.813%	15-Dec-03	15-May-18	USD	4
World Bank	7.290%	15-Nov-99	15-Nov-14	USD	4
			Total (World Bank)		626
IDB	0.000%	12-Mar-07	12-Mar-19	CAD	0
IDB	4.670%	29-Oct-98	29-Apr-18	USD	16
IDB	3.100%	15-Jun-07	11-May-29	USD	31
IDB	5.360%	6-Jul-02	18-Dec-12	USD	9
IDB	4.670%	4-Dec-99	4-Dec-19	USD	41
IDB	4.670%	24-May-98	24-Nov-20	USD	100
IDB	4.670%	2-Sep-00	2-Sep-25	USD	84

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Discrimination	Interest	Issue Date(2)	Final Maturity	Currencies(3)	Outstanding at Dec 31, 2011 (in millions of dollars)
IDB	5.360%	16-Sep-97	16-Sep-19	USD	196
IDB	4.670%	16-Mar-98	16-Mar-17	USD	29
IDB	4.670%	27-Jul-00	27-Jul-20	USD	10
IDB	4.670%	15-Nov-01	15-Dec-21	USD	16
IDB	4.670%	15-Dec-02	15-Dec-22	USD	3
IDB	4.670%	8-Jul-03	8-Jul-23	USD	4
IDB	5.360%	24-Apr-06	24-Apr-31	USD	880
IDB	0.580%	11-Dec-10	11-Dec-35	USD	3
IDB	4.670%	15-Jun-02	15-Jun-22	USD	362
IDB	3.100%	13-Oct-06	13-Oct-13	USD	57
IDB	4.000%	15-Mar-07	15-Sep-15	USD	3
IDB	3.100%	22-Feb-07	22-Feb-16	USD	57
IDB	0.580%	15-Dec-10	15-Dec-30	USD	16
IDB	0.580%	15-Dec-10	15-Dec-30	USD	0
IDB	4.670%	18-May-01	18-May-21	USD	159
IDB	4.670%	16-Mar-98	16-Mar-22	USD	167
IDB	4.670%	26-Sep-00	1-Feb-26	USD	119
IDB	4.670%	8-Sep-06	8-Sep-29	USD	2
IDB	3.100%	24-Nov-06	24-Apr-16	USD	83
IDB	3.000%	24-Oct-06	24-Apr-16	USD	11
IDB	4.000%	7-Dec-00	7-Dec-25	USD	7
IDB	0.580%	15-May-07	15-Jan-27	USD	2
IDB	4.670%	8-Aug-00	8-Aug-20	USD	3
IDB	4.670%	5-Jun-01	5-Jun-20	EUR	1
IDB	3.000%	6-Jan-07	6-Jul-17	USD	7
IDB	3.000%	29-Oct-00	29-Apr-19	USD	12
IDB	5.360%	30-Apr-98	30-Oct-17	USD	10
IDB	5.360%	15-Jan-08	15-Jan-28	USD	14
IDB	5.860%	15-Jan-08	15-Jan-27	USD	9
IDB	3.100%	26-Dec-06	26-Jun-16	USD	183
IDB	4.670%	15-Sep-98	15-Mar-18	USD	114
IDB	4.670%	24-Nov-97	24-Nov-17	USD	116
IDB	4.670%	13-Mar-99	13-Sep-24	USD	77
IDB	0.580%	10-Mar-10	10-Mar-30	USD	2
IDB	0.580%	15-Sep-10	15-Sep-30	USD	1
			Total (IDB)		3,017

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Discrimination	Interest	Issue Date(2)	Final Maturity	Currencies(3)	Outstanding at Dec 31, 2011 (in millions of dollars)
Others	5.820%	1-Sep-01	31-Mar-17	USD	7
		Total Others (from Multi lateral Organizations)			7
Total (Multilateral Organizations)					3,650

Foreign governments
Governments Agencies	2.000%	21-Apr-87	31-Dec-18	USD	7
Governments Agencies	5.540%	15-May- 01	15-Nov-12	JPY	2
Governments Agencies	8.240%	3-Mar-07	2-Jun-13	JPY	8
Governments Agencies	2.750%	1-Aug-01	1-Aug-16	JPY	24
Governments Agencies	2.000%	30-Jun-05	30-Jun-19	EUR	13
Governments Agencies	3.500%	30-Jun-05	30-Dec-16	EUR	0
Governments Agencies	4.500%	17-Jan-85	31-Dec-15	DEM	0
Governments Agencies	2.000%	30-Jun-05	30-Dec-16	EUR	0
Governments Agencies	4.200%	15-Oct-10	20-Aug-15	USD	11
Governments Agencies	2.400%	20-Oct-10	20-Apr-28	JPY	40
Governments Agencies	4.500%	30-Jun-04	30-Dec-17	DEM	1
Governments Agencies	4.500%	27-Nov-92	30-Apr-12	DEM	0
Governments Agencies	2.400%	26-Dec-00	26-Dec-15	JPY	0
Governments Agencies	2.600%	26-Dec-04	26-Jun-16	JPY	192
Governments Agencies	2.400%	24-May-07	24-Nov-17	JPY	87
Total (Foreign Governments)					389

BONDS

Bonds (GLOBAL)
Global Bond (2012)	11.000%	11-Jan-02	11-Jan-12	USD	736
Global Bond (2013)	10.250%	17-Jun-03	17-Jun-13	USD	723
Global Bond (2014)	10.500%	14-Jul-04	11-Jul-14	USD	477
Global Bond (2015)	7.875%	7-Mar-15	7-Mar-15	USD	1,223
Global Bond (2016)	12.500%	26-Sep-05	5-Jan-16	BRL	1,813
Global Bond (2017)	6.000%	14-Nov-06	13-Jan-17	USD	2,506
A Bond (2018)	8.000%	1-Aug-05	20-Jan-18	USD	1,102
Global Bond (2019-N)	5.875%	6-Jan-09	15-Jan-19	USD	2,300
Global Bond (2019)	8.875%	14-Oct-04	14-Oct-19	USD	1,091
Global Bond (2020)	12.250%	26-Jan-00	14-Jan-20	USD	373
Global Bond (2021)	4.875%	22-Apr-10	22-Jan-21	USD	2,163
Global Bond (2022)	12.500%	13-Sep-06	5-Jan-22	BRL	1,599
Global Bond (2024)	6.600%	16-Mar-01	14-Apr-24	USD	1,745
Global Bond (2024-B)	8.875%	16-Apr-03	14-Apr-24	USD	664
Global Bond (2025)	8.750%	4-Feb-05	4-Feb-25	USD	1,637

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Global Bond (2027)	10.125%	9-Jun-97	15-May-27	USD	2,519
Global Bond (2028)	10.250%	14-Feb-07	10-Jan-28	USD	2,540
Global Bond (2030)	12.250%	29-Mar-00	5-Mar-30	USD	618
Global Bond (2034)	8.250%	20-Jan-04	19-Jan-34	USD	2,155
Global Bond (2037)	7.125%	18-Jan-06	20-Jan-37	USD	3,013
Global Bond (2040)	11.000%	17-Aug-00	17-Aug-40	USD	1,649
Global Bond (2041)	5.625%	7-Oct-09	7-Jan-41	USD	2,925
			Total (“Globals”)		35,571

Bonds (EUROS)
2004 Euro Bond (2012)	8.500%	24-Sep-04	24-Sep-12	EUR	1,085
2005 Euro Bond (2015)	7.375%	3-Feb-05	3-Feb-15	EUR	650
1997 Euro Bond (2017)	11.000%	26-Jun-97	26-Jun-17	ITL	409
			Total (“Euros”)		2,143

Bonds (Others)
1989 BIB	6.000%	31-08-1989	15-09-2013	USD	62
			Total (“Others”)		62
TOTAL (BONDS)					37,776

Commercial Banks
Import Financing Credits with Guarantee of Foreign Governments	1.813%	13-Nov-03	14-May-12	USD	3
Import Financing Credits with Guarantee of Foreign Governments	5.540%	29-Dec-05	29-Jun-21	USD	293
Import Financing Credits without Guarantee of Foreign Governments	1.253%	19-Jun-02	5-Aug-14	USD	0
Import Financing Credits without Guarantee of Foreign Governments	5.500%	15-Jun-10	15-Dec-16	EUR	446
Import Financing Credits without Guarantee of Foreign Governments	5.500%	15-Jun-10	15-Dec-16	EUR	176
Import Financing Credits without Guarantee of Foreign Governments	6.880%	20-Dec-02	30-Nov-15	USD	3
Import Financing Credits without Guarantee of Foreign Governments	6.880%	29-Nov-07	19-Jan-16	USD	3

Ellie Bavaria

Securities and Exchange Commission

July 27, 2012

Loans	1.080%	5-Dec-00	1-Dec-19	GBP	0
Loans	1.080%	5-Dec-00	1-Apr-35	GBP	0
Total (Commercial Banks)					925
Others
Import Financing Credits with Guarantee of Foreign Governments	3.250%	1-Nov-01	10-Mar-12	EUR	0
Import Financing Credits without Guarantee of Foreign Governments	3.200%	9-Jan-03	9-Oct-13	EUR	1
Import Financing Credits without Guarantee of Foreign Governments	3.250%	13-Feb-03	17-Feb-13	EUR	1
Import Financing Credits without Guarantee of Foreign Governments	3.250%	30-Sep-03	30-Sep-13	EUR	1
Import Financing Credits without Guarantee of Foreign Governments	1.563%	25-Feb-01	25-Aug-18	USD	31
Import Financing Credits without Guarantee of Foreign Governments	7.330%	14-Mar-02	14-Mar-16	USD	14
Import Financing Credits without Guarantee of Foreign Governments	1.313%	21-Dec-07	21-Dec-12	USD	1
Total (Others)					50

TOTAL			Total Amount		42,789

(1)	Does not include debt incurred by the Central Bank.
(2)	In the case of multiple tranches, the date refers to the first issuance of the security.
(3)	Currencies other than U.S. dollars translated into U.S. dollars by the exchange rate (selling) as of December 31, 2011.

Source: Central Bank.